UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Oxford Lane Capital Corp.
_______________________________________________________________
(Name of Issuer)

Common Stock
_______________________________________________________________
(Title of Class of Securities)

691543 102
______________________________________________________________
(CUSIP Number)

January 25, 2011
______________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

CUSIP No. 691543 102	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS Charles M. Royce I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 161,250
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 161,250
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,250
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 691543 102	Page 2 of 4 Pages

Item 1(a).            Name of Issuer:

Oxford Lane Capital Corp.

Item 1(b).            Address of Issuer’s Principal Executive Offices:

8 Sound Shore Drive, Suite 255
Greenwich, CT  06830

Item 2(b).            Name of Person Filing:

Charles M. Royce

Item 2(b).            Address of Principal Business Office:

c/o Royce & Associates, LLC
745 Fifth Avenue
New York, NY  10151

Item 2(c).            Citizenship:

United States of America

Item 2(d).            Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).            CUSIP Number:

691543 102

CUSIP No. 691543 102	Page 3 of 4 Pages
Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)              ___              Broker or dealer registered under Section 15 of the Act.

(b)              ___              Bank as defined in Section 3(a)(6) of the Act.

(c)              ___              Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)              ___              An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)               ___              An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)              ___              A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)              ___              A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                     (i)               ___              A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                                                             Company Act of 1940.

 (j)               ___              Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.                Ownership

As of the date of this filing, Charles M. Royce (the “Reporting Person”) is the beneficial owner of 161,250 shares of the common stock, par value $0.01 per share (the “Common Stock”), of Oxford Lane Capital Corp. (“Oxford Lane”), which constitutes approximately 8.8% of Oxford Lane’s outstanding shares of Common Stock, based upon 1,831,250 shares of Common Stock outstanding as reported in Oxford Lane’s prospectus, dated January 19, 2011, as filed with the Securities and Exchange Commission in connection with Oxford Lane’s initial public offering.  The Reporting Person has sole power to vote and dispose of his shares. The Reporting Person acquired 1,250 shares of Common Stock in connection with the formation of Oxford Lane, and 160,000 shares of Common Stock in Oxford Lane’s initial public offering, which was completed on January 25, 2011.

Item 5.                Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

CUSIP No. 691543 102	Page 4 of 4 Pages

Item 6.                 Ownership of More Than 5 Percent on Behalf of Another Person

                              Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 25, 2011

By: _/s/ Charles M. Royce_______
Name:  Charles M. Royce